April 25, 2025

Conor Murphy
Chief Financial Officer
F&G Annuities & Life, Inc.
801 Grand Avenue
Des Moines, Iowa 50309

       Re: F&G Annuities & Life, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Form 8-K Filed February 20, 2025
           File No. 001-41490
Dear Conor Murphy :

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Our Strategy, page 11

1. We note your reference to accretive flow reinsurance and flow reinsurance fee income throughout your filing. Please revise future filings to provide additional information regarding how flow reinsurance is accretive and explain how you generate fee income from the flow reinsurance transactions. Please provide us your proposed disclosure.
Non-GAAP Financial Measures, page 87

2.     We note your prominent disclosure and discussion related to the Adjusted
Net
       Earnings non-GAAP financial measure and the material adjustments on page
99
       related to    Recognized gains and losses, net    and    Market related
liability
       adjustments.    Please revise future filings to more clearly describe
why you back out
       the impact of the multitude of transactions included in these two adjustments and why you consider the resulting measure to be useful in understanding your overall results of operations. Further, we note you back out only certain recognized gains and losses.
 April 25, 2025
Page 2

       Compare and contrast the key characteristics of recognized gains and losses left in as compared to those backed out. Please provide us your proposed disclosure.
3. We note your prominent disclosure and discussion related to AUM, AAUM and yield on AAUM. Please revise future filings to quantify the components of AUM, in appropriate detail, disclose the annualized net investment income used in the yield calculation and discuss any differences between annualized net investment income used in the yield calculation and US GAAP interest and investment income disclosed in the income statement. Additionally, please clarify if investments related to the coinsurance with funds withheld arrangements are included in these measures. Please provide us your proposed disclosure.
Investment Portfolio, page 99

4. We note your disclosure related to your alternative investments throughout your Form
       10-K, quarterly financial supplements and investor presentations and that you recognized $514 million of investment income from alternative investments in 2024 representing 19% of total interest and investment income. Please revise future filings to provide a quantitative breakdown of the investments that are considered to be alternative investments and the related amount of investment income recognized for each period presented. Please provide us your proposed disclosure.
5. Please revise future filings to disclose the investments that are in the funds withheld account as of each period end presented.
Investments - Fixed Maturity Securities Available-for-Sale, page 134

6.     We note your disclosure that    realized gains and losses on sales of
our fixed maturity
       securities are determined on the first-in first-out cost basis.
Please tell us why you
       use the first-in first out basis to determine the cost basis of sold fixed maturity securities available-for-sale as compared to the specific identification method. Tell us the nature of your investments in fixed maturity securities available-for-sale that results in first-in first-out being appropriate.
Funds Withheld Arrangements, page 142

7.     Please revise future filings to disclose your accounting policies
related to    Funds
       withheld for reinsurance liabilities.    Specifically disclose what
items are included in
       this line item presented in your Consolidated Balance Sheets and how they are recognized and measured.
Recognized Gains and (Losses), Net, page 166

8.     It appears the    Realized (losses) gains on derivatives and embedded
derivatives    line
       item in the table on page 166 represents a sub-total for    Derivatives
and embedded
       derivatives.    Please explain to us why it is labeled as    Realized
when it appears to
       include both realized and unrealized amounts. Alternatively, please revise the line item description, as appropriate, in future filings.
Note D - Derivative Financial Instruments, page 168

9. We note your disclosure on page 82 that the compound embedded derivatives related
 April 25, 2025
Page 3

       to arrangements reinsuring indexed annuities products are reported in "Funds withheld for reinsurance liabilities". Please tell us where these derivatives are presented in the first table on page 168. If material, please revise future filings to more clearly present this information.
Note O - Insurance Subsidiary Financial Information and Regulatory Matters, page 196

10. For each material entity, please revise future filings to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in
       relation to the entity   s statutory capital and surplus. Refer to ASC
944-505-50-1 for
       guidance. Please provide us your proposed disclosure.
Form 8-K Filed February 20, 2025
Exhibit 99.3 F&G 2024 Winter Investor Presentation, page 41

11. We note in slide 41 that you present adjusted net earnings that includes an adjustment related to alternative investment returns below your long-term expectations. We further note that you discuss this measure in your fourth quarter 2024 earning call. In
       your response letter dated October 26, 2022, you stated that you    ...
revised the
       disclosures... to remove this adjustment from all non-GAAP financial
measures    since
       this adjustment results in a misleading non-GAAP measure that violates Rule 100(b)
       of Regulation G. Please discontinue disclosing measures that contain this adjustment in all future public communications whether written or oral or tell us how your current presentation in your earnings release and discussion of this measure in your earnings call complies with Regulation G.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance